EXHIBIT 99.1

YAMANA GOLD INC.
ANNUAL MEETING OF SHAREHOLDERS
MAY 1, 2013

VOTING RESULTS

Resolution #1:

On a ballot the shareholders ratified the Election of directors for all nominees listed below:

Ballots Tabulated:

	For	Withheld
1. Peter Marrone	463,855,269	19,102,548
2. Patrick J. Mars	458,291,136	24,666,681
3. John Begeman	475,532,275	7,425,542
4. Alexander Davidson	455,215,403	27,742,414
5. Richard Graff	475,420,950	7,536,667
6. Nigel Lees	462,885,984	20,071,833
7. Juvenal Mesquita Filho	475,169,181	7,788,636
8. Carl Renzoni	474,722,169	8,235,648
9. Antenor F. Silva, Jr.	404,815,298	78,142,319
10. Dino Titaro	464,679,861	18,277,756

Resolution #2:

On a show of hands, the Chairman declared that the shareholders ratified the appointment of Deloitte LLP as auditors.

Proxies Tabulated:
For:	549,588,293
Withheld:	3,422,193
Total:	553,010,486

Dated this 1st day of May, 2013.

CIBC MELLON TRUST COMPANY

/s/ Anoosheh Farzanegan	/s/ Charito de Vera
Anoosheh Farzanegan	Charito de Vera